NO ACT

PE
1-22-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09038776

March 19, 2009

Received SEC
MAR 19 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-09

Nils H. Okeson
Senior Vice President,
General Counsel and Secretary
Wendy's/Arby's Group, Inc.
1155 Perimeter Center West
Atlanta, GA 30338

Re: Wendy's/Arby's Group, Inc.
Incoming letter dated January 22, 2009

Dear Mr. Okeson:

This is in response to your letter dated January 22, 2009 concerning the shareholder proposal submitted to Wendy's/Arby's Group by People for the Ethical Treatment of Animals. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Matt Prescott
Assistant Director
PETA Corporate Affairs
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

March 19, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wendy's/Arby's Group, Inc.
Incoming letter dated January 22, 2009

The proposal relates to a report.

There appears to be some basis for your view that Wendy's/Arby's Group may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Wendy's/Arby's Group's request for documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Wendy's/Arby's Group omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Damon Colbert
Attorney-Adviser

WENDY'S
ARBY'S
GROUP

SERVING FRESH IDEAS DAILY.

January 22, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Shareholder Proposal of People for the Ethical Treatment of Animals Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Wendy's/Arby's Group, Inc., formerly known as Triarc Companies, Inc., a Delaware corporation (the "Company") received a shareholder proposal (the "Proposal") on December 12, 2008, from People for the Ethical Treatment of Animals (the "Proponent") for inclusion in the Company's proxy materials and form of proxy for its 2009 Annual Meeting of Stockholders (the "Proxy Materials"). A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as **Exhibit A.** The Company believes that it may properly omit the Proposal from the Proxy Materials for the reasons discussed in this letter.

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and supporting statements from the Proxy Materials and the reasons for the omission. The Company intends to file its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after April 13, 2009. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

Description of the Proposal

The Proposal submitted by the Proponent is in the form of a resolution requesting that the Company's Board of Directors "report to shareholders on the feasibility of phasing in the use of eggs, in the U.S., from hens who are not confined to cages. The report should be prepared by December 2009 and should exclude proprietary information."

Wendy's/Arby's Group, Inc.
1155 Perimeter Center West, Atlanta, GA 30338 | Phone: 678-514-4500 | www.wendysarbys.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Summary of the Company's Position

On behalf of the Company, we respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials on the grounds that the Proponent has failed to demonstrate its eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after having been notified of the applicable requirements and being given an opportunity to remedy the deficiency pursuant to Rule 14a-8(f).

The Proposal May Be Excluded Pursuant to Rule 14a-8(b)

The eligibility requirements of Rule 14a-8(b) establish that a proponent must continuously have held at least $2,000 in market value, or 1%, of the Company's common stock (the "Wendy's/Arby's Group Common Stock") entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting). The Proponent submitted the Proposal to the Company on December 12, 2008.

On September 29, 2008 (the "Effective Date"), Wendy's International, Inc. merged with and into a subsidiary of Triarc Companies, Inc. Under the merger agreement, Wendy's International, Inc. shareholders received 4.25 shares of Triarc Companies, Inc. Class A common stock (the "Triarc Class A Common Stock") for each common share of Wendy's International, Inc (each common share of Wendy's International, Inc., a "Wendy's Common Share"). In addition, each outstanding share of Triarc Companies, Inc. Class B common stock, Series 1 ("Triarc Class B Common Stock," and together with the Triarc Class A Common Stock, the "Triarc Common Stock"), was converted into one share of Triarc Class A Common Stock, resulting in a post-merger company with a single class of common stock. Upon completion of the merger, Triarc Companies, Inc. changed its name to Wendy's/Arby's Group, Inc.

The Staff has repeatedly taken the position that when a proponent acquires shares of voting securities in connection with a plan of merger, the transaction constitutes a separate sale and purchase of securities for the purposes of the federal securities laws. Therefore, ownership in an acquiring company's stock does not commence for purposes of Rule 14a-8 until the effective time of the merger. The Staff also has consistently granted no action relief in situations where the merger occurred less than one year before the shareholder proposal was submitted. See *Sempra Energy* (available February 8, 1999), *Exelon Corporation* (available March 15, 2001), *Dow Chemical Company* (available February 26, 2002), *AT&T Inc.* (available January 18, 2007), and *Green Bankshares, Inc.* (available February 13, 2008). Therefore, in order to comply with the one year holding requirement, the Proponent must have held Wendy's/Arby's Group Common Stock since the Effective Date, and must have held Triarc Common Stock from December 12, 2007 until the Effective Date. The Company holding requirement was not met if the Proponent only held Wendy's Common Shares prior to the Effective Date.

With the Proposal, the Proponent provided a statement from Merrill Lynch, the record holder of the Wendy's/Arby's Group Common Stock held by the Proponent, indicating that the Proponent has been the beneficial owner of at least $2,000 of Wendy's/Arby's Group Common Stock for at least one year prior to the date of submitting the Proposal. As a result of the merger and the Company's name change, there has been some confusion among Company's stockholders about which stock they hold and what date they acquired it. Prior to the Effective Date, the Proponent could have held either Wendy's Common Shares or Triarc Common Stock, but not Wendy's/Arby's Common Stock. In order to determine exactly what securities the Proponent held prior to the Effective Time, the Company sent a letter to the Proponent which the Proponent received on December 24, 2008 (the "December Letter", attached as **Exhibit B**), requesting that the Proponent confirm its continuous ownership of at least $2,000 in market value, or 1%, of Triarc Common Stock for such a period prior to the Effective Date as would be necessary to satisfy the one year holding requirement. The December Letter also advised the Proponent that Rule 14a-8 requires a response to be postmarked or transmitted electronically within 14 days of the date notification of the deficiency is received. The Proponent has not responded to the December Letter and has not provided the requested clarification or confirmation.

As a result, the Proponent has failed to demonstrate that it held at least $2,000 in market value, or 1%, of Triarc Common Stock for such a period prior to the Effective Time as would be necessary to satisfy the one year holding requirement, and therefore the Proponent has failed to demonstrate its eligibility to submit a shareholder proposal under Rule 14a-8 of the Exchange Act as a holder of Company common stock.

Failure to Remedy after Notice Provided

The December Letter clearly advised the Proponent on a timely basis of the need for the Proponent to establish that it has held Company stock for the minimum one-year period as required by Rule 14a-8(b). The Proponent has not responded to the December Letter nor has the Proponent submitted documentary support in response to the Company's request for confirmation that the Proponent had been the beneficial owner of the requisite amount of the Triarc Common Stock for such a period prior to the Effective Time as would be necessary to satisfy the one year holding requirement.

The Staff has consistently granted no action relief with respect to the omission of a proposal when a proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice pursuant to Rule 14a-8(f). See *Unocal Corporation* (available February 25, 1997), *Motorola., Inc.* (available September 28, 2001), *Actuant Corporation* (available October 16, 2001), *H. J. Heinz Co.* (available May 23, 2006), *Yahoo! Inc.* (available March 29, 2007), and *IDACORP, Inc.* (available March 5, 2008).

Conclusion

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 as a holder of the Company's stock continuously for at least a year prior to submitting the Proposal.

If you have any questions or require any further information, please contact me at 678-514-4330. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,

Nils H. Okeson
Senior Vice President,
General Counsel and Secretary

Enclosures

cc: Matt Prescott, *PETA Corporate Affairs*

EXHIBIT A

RECEIVED
DEC 12 2008
By________

December 11, 2008

Nils H. Okeson,
General Counsel and Secretary
Wendy's/Arby's Group, Inc.
1155 Perimeter Center West
Atlanta, GA 30338

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

Dear Mr. Okeson,

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2009 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Merrill Lynch, confirming ownership of 960 shares of Wendy's/Arby's Group, Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2009 shareholders meeting.

Please contact the undersigned if you need any further information. If Wendy's/Arby's Group, Inc., will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8264 or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott

Matt Prescott, Assistant Director
PETA Corporate Affairs

Enclosures: 2009 Shareholder Resolution
Merrill Lynch Letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Shareholder Resolution Regarding Animal Welfare

RESOLVED, that shareholders request that the Board of Directors report to shareholders on the feasibility of phasing in the use of eggs, in the U.S., from hens who are not confined to cages. The report should be prepared by December 2009 and should exclude proprietary information.

Supporting Statement

In the U.S., Wendy's/Arby's uses eggs from hens confined to restrictive metal cages. Hens confined to these cages are unable to engage in many natural behaviors like nesting, dust-bathing, perching, and foraging—causing life-long stress. Birds are typically confined to these cages so tightly that they cannot even spread their wings and can suffer osteoporosis as a result of the forced immobilization.

Despite its competitors' purchasing some "cage-free" eggs, Wendy's/Arby's has no public plan to purchase any percentage of its eggs from hens who are not confined to cages for its U.S. stores. By contrast, **Burger King**, **Carl's Jr.**, **Hardee's**, and **Denny's** are just some of the major companies that have begun using cage-free eggs. **McDonald's** only uses cage-free eggs in the U.K. and has committed to using them exclusively throughout Europe by 2010.

These decisions make good business sense as this issue is a matter of significant social concern. As an October 8, 2007, *Nation's Restaurant News* editorial about animal welfare pointed out:

> [C]oncern about how we treat the world around us has moved from the left of center to the mainstream. Now savvy restaurant businesses are playing a part in that evolution—and likely capitalizing on it to boot. A case in point is the growing number of companies that are embracing purchasing policies with animal welfare in mind. ... According to a report by Business for Social Responsibility, ... companies that are viewed as having strong ethics are in turn protecting sales, strengthening brand images and shoring up employee loyalty. ... That's a whole lot of positives.

Many countries, including Germany, Switzerland, Sweden, and Austria, have banned these cages, which will be illegal throughout the entire European Union by 2012. California voters recently passed a ballot measure—by a margin of 63 to 37 percent—making it a criminal offense to confine hens in battery cages (with a phase-out period).

Additionally, Pope Benedict XVI condemned the practice of caging hens, saying, "Certainly ... [an] industrial use of creatures, so that ... hens live so packed together that they become just caricatures of birds, this degrading of living creatures to a commodity seems to me in fact to contradict the relationship of mutuality that comes across in the Bible."

As this matter is one of significant social concern, and as Wendy's/Arby's lags behind its competitors on this issue, shareholders are encouraged to vote in favor of this proposal.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Merrill Lynch

RECEIVED
DEC 12 2008
By___________

The Baker/Duffy Group

Global Wealth Management
11921 Rockville Pike
Suite 201
Rockville, MD 20852

T 301 468 3000 Main
866 832 5419 Main
F 240 580 1888
gregory_baker@ml.com

Gregory M. Baker, CIMA®
Senior Vice President - Investments
Wealth Management Advisor
301 230 6612

Thomas F. Duffy
Senior Vice President - Investments
301 230 6674

Michael C. Ellis, CFP®
Vice President
301 230 6614

William T. Pappert, CFP®, CIMA®
Vice President
301 230 6628

December 11, 2008

Nils H. Okeson,
General Counsel and Secretary
Wendy's/Arby's Group, Inc.
1155 Perimeter Center West
Atlanta, GA 30338

Re: Shareholder Proposal for Inclusion in the 2009 Proxy Material

Dear Mr. Okeson,

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 960 shares of Wendy's/Arby's Group, Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Wendy's/Arby's Group, Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me.

Sincerely,

Abril P. Azmi
Senior Client Associate
Merrill Lynch
Rockville, MD

We are providing the above information as you requested. This information is provided as a service to you and is obtained from data we believe is accurate. However, Merrill Lynch considers your monthly statements to be the official documentation of all transactions and all entries to your account.

EXHIBIT B

WENDY'S
ARBY'S
GROUP

SERVING FRESH IDEAS DAILY.

December 23, 2008

VIA FEDERAL EXPRESS
Mr. Matt Prescott
PETA Corporate Affairs
501 Front St.
Norfolk, VA 23510

Dear Mr. Prescott:

On December 12, 2008, I received a letter from you transmitting a shareholder proposal for inclusion in the 2009 Annual Proxy Statement of Wendy's/Arby's Group, Inc. ("Wendy's/Arby's Group").

Rule 14a-8(b)(i) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires that you establish your continuous ownership of at least $2,000 in market value, or 1%, of Wendy's/Arby's Group securities entitled to be voted on your proposal at Wendy's/Arby's Group's Annual Meeting of Stockholders for at least one year from the date you submitted your proposal.

On September 29, 2008 (the "Effective Date"), Wendy's International, Inc. merged with and into a subsidiary of Triarc Companies, Inc., and Triarc Companies, Inc. changed its name to Wendy's/Arby's Group, Inc. In order to comply with the rule, you must have held Wendy's/Arby's Group stock since the Effective Date, and you must have held Triarc Companies, Inc. stock from December 12, 2007 until the Effective Date. If you held Wendy's International, Inc. stock prior to the Effective Date, this will not satisfy Rule 14a-8(b)(i). It is not clear from your letter whether you have satisfied this requirement. Therefore, please provide us with documentation demonstrating that you have continuously held at least $2,000 of Wendy's/Arby's Group stock since the Effective Date and documentation evidencing your continuous ownership of at least $2,000 of Triarc Companies, Inc. stock prior to the Effective Date for such a period as is necessary to satisfy the one year holding requirement.

If you have not satisfied this holding requirement, in accordance with Rule 14a-8(f) Wendy's/Arby's Group will be entitled to exclude the proposal. If you wish to proceed with the proposal, within 14 calendar days of your receipt of this letter you must respond in writing to this letter and submit adequate evidence, such as a written statement from the "record" holder of your securities, verifying that you satisfy the holding requirement.

Wendy's/Arby's Group, Inc.
1155 Perimeter Center West, Atlanta, GA 30338 | Phone: 678-514-4500 | www.wendysarbys.com

Mr. Matt Prescott
December 23, 2008
Page Two

In the event you demonstrate that you have met the holding requirement, Wendy's/Arby's Group reserves the right, and may seek, to exclude the proposal if in Wendy's/Arby's Group's judgment the exclusion of such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety.

Please direct all further correspondence with respect to this matter to my attention at the address above.

Sincerely,

Nils H. Okeson
Senior Vice President,
General Counsel and Secretary

Enclosure